Jonathan W. Thayer	100 Constellation Way
Senior Vice President and Chief Financial Officer	Suite 1800P
Baltimore, Maryland 21202-3106
410.470.2821

September 25, 2009

By Electronic Transmission

Mr. Robert W. Errett, Esq.

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Constellation Energy Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Definitive Proxy Statement on Schedule 14A

Filed April 29, 2009

Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009

Filed May 8, 2009 and August 7, 2009

File No. 001-12869

Baltimore Gas and Electric Company

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009

Filed May 8, 2009 and August 7, 2009

File No. 001-01910

Dear Mr. Errett:

This letter is in response to the Staff’s letter dated September 11, 2009.  For your convenience, we have restated each of the Staff’s comments and followed them with our responses.

Form 10-K for the Year Ended December 31, 2008

General

1.     Our review encompassed the Constellation Energy Group, Inc. and Baltimore Gas & Electric, Inc.  In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment.  To the extent a comment is applicable to more than one registrant; please address the issue separately.

Response:

When a comment is applicable to more than one registrant, our response has addressed the issue separately for each registrant.

Item 1.  Business, page 2

Nuclear, page 5

Nine Mile Point, page 6

2.     We note that you currently sell 90% of your share of Nine Mile Point’s output to the plant’s former owners at an average price of nearly $35 per megawatt-hour (MWH), but the agreements terminate between 2009 and 2011, and that after these agreements terminate a revenue sharing plan with the former owners goes into effect.  Please discuss the effect that the termination of these agreements and the start of the revenue sharing plan will have on your operations and please discuss your ability to remarket this output.

Response:

We do not expect that the expiration of the power purchase agreements (PPAs) or the start of the revenue sharing agreement (RSA) with Nine Mile Point’s former owners will materially affect our operations or our ability to remarket this output.  We do not expect a material effect on our operations because the RSA only applies to Unit 2, as discussed  on page 6 of our 2008 Combined Annual Report on Form 10-K.  Additionally, no revenue sharing occurs unless the market price exceeds the contractual strike price.  If that were to occur, we would share 80% of the excess with the former owners.

We do not expect a material impact on our ability to remarket the output of Nine Mile Point because the marginal cost of operating a nuclear plant such as Nine Mile Point is relatively low in comparison to the marginal cost of operating non-nuclear plants.  As a result, we expect that we will run the Nine Mile Point plant profitably at maximum output whenever possible and that the demand for power will continue to be sufficient to enable us to sell the plant’s output.

Based on the above, we believe our existing disclosure is appropriate.

Baltimore Gas and Electric Company, page 12

Electric Business, page 12

Commercial and Industrial Customers, page 12

3.     We note your statement that you must continue to provide standard operating services to certain customers on substantially the same terms as provided under their current service.  Please briefly discuss why you must continue this service under the same terms.

Response:

Under Maryland Public Service Commission (PSC) orders, Baltimore Gas and Electric Company (BGE) is obligated to provide market based standard offer service (SOS) to all of its commercial and industrial electric customers who elect not to select a competitive supplier.  The original settlement agreement approved by the Maryland PSC requiring BGE to provide SOS service has expired.  The Maryland PSC, however, has directed the Maryland investor owned utilities, including BGE, to provide SOS to customers under substantially the same terms as agreed to in the original settlement agreement until such time as the Maryland PSC directs otherwise.

In future filings, we will clarify that we were directed by the Maryland PSC to continue SOS service under substantially the same terms as the original settlement agreement.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results…. page 34

Regulation-Maryland, page 36

Revenue Decoupling, page 37

4.     We note your statement that beginning in 2008 Baltimore Gas and Electric implemented revenue decoupling for residential and small commercial customers to eliminate the effect of abnormal weather and usage patterns per customer on its electric distribution volumes.  Please advise what you mean by revenue decoupling, why it makes customer growth the primary factor affecting Baltimore Gas and Electric’s revenues and how it makes Baltimore Gas and Electric’s distribution revenues from residential and small commercial customers reflect weather and usage that is considered normal for the month.

Response:

Revenue decoupling is an industry term for a customer rate mechanism that “decouples,” or separates, the dollar amount of revenues recognized for providing utility service to customers (also referred to as “distribution revenues”) from the volume of electricity or gas actually consumed by those customers (also referred to as “distribution volumes”).  Historically, the Maryland PSC specified a certain rate per unit of electricity or gas consumed that BGE was allowed to charge customers for its “base” or relatively fixed costs.  As a result, when electricity or gas consumption changed due to weather conditions or other factors that increase or decrease usage (e.g., conservation measures), the dollar amount of revenue varied commensurately, and these differences were only accounted for in periodic base rate cases.

Under revenue decoupling, the Maryland PSC has authorized BGE to recover a specified dollar amount of distribution revenues per customer, by customer class regardless of changes in consumption levels.  As a result, BGE recognizes distribution revenues for customers covered by revenue decoupling based on Maryland PSC-approved base revenue levels and distribution revenues from those customers will only vary period-to-period due to changes in the number of customers served (i.e., customer growth).  Therefore, for customers subject to revenue decoupling, BGE recognizes revenues at Maryland PSC-approved levels, regardless of what actual distribution volumes were for a billing period.  BGE bills or credits impacted customers in subsequent months for the difference between approved revenue levels under revenue decoupling and actual customer billings.

In future filings, we will augment our disclosure of revenue decoupling as described above.

Merchant Energy Business, page 48

Revenues and Fuel and Purchased Energy Expenses, page 49

Revenues, page 49

5.     We note that the revenues of your merchant energy business declined $1.972 billion from 2007 revenues.  We note that $1.946 billion of the decline is attributed to a category called “[a]ll other (substantially all due to change in gas procurement activities).”  Please discuss the changes in your gas procurement activity that caused this change and any other material factors that contributed to your decline in revenues.

Response:

The change in gas procurement activities results from the centralization of our wholesale gas activities into the gas trading function within our Global Commodities operation, which uses mark-to-market accounting.  The impact of this change on merchant energy revenues and fuel and purchased energy expenses is described in the second paragraph of the Revenues and Fuel and Purchased Energy Expenses section on page 49 where we state:

In the third quarter of 2007, we changed the management of the wholesale procurement function for retail gas activities from our Customer Supply operation to our Global Commodities operation. In connection with this change, we began to prospectively account for the underlying retail gas contracts as derivative contracts subject to mark-to-market accounting, under which changes in fair value are recorded in revenues as they occur. This activity was previously accounted for on a gross basis and recorded in accrual revenues and fuel and purchased energy expenses. The change to mark-to-market accounting for this activity reduced both our accrual revenues and fuel and purchased energy expenses in 2008 and 2007. However, the change had a minimal impact on gross margin.

Based on materiality considerations with respect to disclosing the key drivers of period-to-period changes in revenues that totaled $2.0 billion, we grouped other immaterial revenue variances with the impact of the change in gas procurement activities and listed this as “All other (substantially all due to change in gas procurement activities).”  We considered this approach appropriate in light of the fact that we had separately disclosed the material drivers of the period-to-period change in revenues and given that the net impact of the change in gas procurement activities on gross margin was minimal after taking into account the offsetting impact on fuel and purchased energy expenses.  The impact on fuel and purchased energy expenses is shown in the table appearing in the Fuel and Purchased Energy Expenses section on page 49.

In future filings, we will continue to quantify the extent to which material, individual factors contribute to an overall change in revenues between periods.

Capital Requirements, page 70

6.     We note your indication that you intend to fund the capital requirements of each of your Merchant Energy Business, Regulated Electric and Gas and Other Nonregulated Businesses with internally generated cash and other available sources.  Given your net loss last year and your difficulty accessing additional source of liquidity, disclose why you believe that internally generated cash will be sufficient to fund your capital requirements and specify what you mean by “other available sources” and why you believe they will be available to you.

Response:

We disclosed that we believe that internally generated cash and other available sources will be sufficient to fund the capital requirements of our businesses based on the following:

•      Our expectation of being able to fund our businesses’ capital requirements through forecasted cash generated from operations during 2009 and 2010 coupled with our existing net available liquidity.

•      Net available liquidity reflects our ability to access cash or letters of credit from existing credit facilities and cash balances.  We disclose that we had net available liquidity of $2.3 billion at December 31, 2008 and January 31, 2009, provide the details of that liquidity, and discuss our strategy for managing our net available liquidity in the Net Available Liquidity section beginning on page 67 of our 2008 Combined Annual Report on Form 10-K.

•      Our estimated future capital requirements decline $600 million from $1.7 billion in 2009 to $1.1 billion in 2010.

•      Our 2008 net loss reflects significant charges for impairment losses (including nuclear decommissioning trust assets), merger termination and strategic alternative costs, and workforce reduction costs, which were noncash in nature and did not affect our cash flows from operating activities.

•      These noncash items are included in the Cash Flows from Operating Activities section of our Consolidated Statements of Cash Flows appearing on page 86 of our 2008 Combined Annual Report on Form 10-K as follows ($ in millions):

Merger termination and strategic alternatives costs	$541.8
Workforce reduction costs	22.2
Impairment losses and other costs	741.8
Impairment losses on nuclear decommissioning trust assets	165.0

•      Additionally, as detailed in the Cash Flows from Operating Activities section on page 64 of our 2008 Combined Annual Report on Form 10-K, our net cash provided by operating activities was negatively impacted by the following items in 2008, which are not expected to recur in 2009 and 2010:

•      $663.0 million in cash paid related to the termination of our merger agreement with MidAmerican Energy Holdings Company, and

•      $189.1 million in BGE electric customer rebates under a settlement agreement with the State of Maryland and the Maryland PSC.

Based on the above, we believe our existing disclosure is appropriate.

Risk Management, page 72

Risk Exposures, page 73

VaR, page 75

7.     With respect to your VaR disclosure, please categorize your market risk sensitive instruments into instruments entered into for trading purposes and instruments entered into for purposes other than trading purposes.  Please refer to Item 305(a)(1) of Regulation S-K.

Response:

We believe that we have appropriately categorized our market risk sensitive instruments between trading purposes and purposes other than trading in our disclosures under Item 305(a)(1) of Regulation S-K.  Historically, we have provided separate disclosure of total value at risk (VaR) as well as trading VaR.  For example, on page 75 of our 2008 Combined Annual Report on Form 10-K, the first table includes both trading and nontrading instruments, and the second table includes VaR solely for trading instruments.

On page 8 of our 2008 Combined Annual Report on Form 10-K, we stated that “in the fourth quarter of 2008, we began to take steps to reduce the risk and scale of our portfolio management and trading activities.”  As a result of these steps, VaR associated with trading activities has become immaterial.  This is reflected on page 71 of our Combined Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.  We provided a tabular disclosure of VaR described as including “Total Wholesale VaR.”  Immediately following that table, we stated that our “trading activities are greatly reduced…and are immaterial relative to the overall portfolio VaR.”  Therefore, we did not include a separate quantitative trading VaR disclosure.

We will continue to monitor the materiality of trading VaR and, if it becomes material, we will include the required VaR disclosures in future filings.

8.     On page 75 you state that your VaR calculation includes all derivative assets and liabilities subject to mark-to-market accounting including contracts for energy commodities and derivatives that result in physical settlement and contracts that require cash settlement, but the calculation does not include market risks associated with activities that are subject to accrual accounting.  Please provide quantitative disclosure in accordance with one of the three disclosure alternatives set forth under Item 305(a) of Regulation S-K regarding the market risks you face from your activities that are subject to accrual accounting or advise why you are not required to do so.

Response:

We believe that our presentation of mark-to-market VaR and its limitations, as well as the discussion of the risks of our business and how we manage those risks, appropriately disclose our exposure to market risks in accordance with Item 305(a) of Regulation S-K.  The requirements of Item 305 state that not all instruments and positions that expose an entity to market risk may be included in the VaR disclosures under Item 305(a)(1)(iii). In such cases, Item 305 requires a description of the limitations of the disclosures such as the exclusion of certain market risk sensitive instruments, positions, transactions, and cash flows from anticipated transactions.  We believe that presentation of VaR for mark-to-market activities only, accompanied by an explanation of the limitations of VaR and other measures we use to manage enterprise-wide risk, most transparently presents our exposure to market risk in accordance with these provisions of Item 305.

We did not include instruments subject to accrual accounting in the VaR disclosures under Item 305 for several reasons:

•      Our VaR model excludes accrual positions.  We use our VaR model to monitor risk associated with instruments that are carried at fair value with changes in fair value included in earnings.  We use other tools to monitor risk associated with our accrual activities.  Thus, the presentation we have disclosed is consistent with how we measure and monitor market risk.

•      Commodity derivative instruments entered into in connection with our accrual activities are designed to reduce the market risk associated with our accrual activities.  We are exposed to market risk from our power generating plants (power and fuel price risk) and our customer supply activities (purchased fuel and energy price risk), each of which is subject to accrual accounting.  We use commodity derivative instruments as cash flow hedges of the market risks associated with these aspects of our physical energy businesses. In order to qualify for cash flow hedge accounting, derivative instruments must be highly effective in offsetting the hedged risk.  As a result, derivative instruments used as cash flow hedges offset, and thereby reduce, market risk associated with accrual activities.

•      Because of the nature of the underlying physical energy activities that give rise to market risk, the VaR metric is not an appropriate measure of risk for such activities.  These activities include generating plants and customer supply activities that are not susceptible of liquidation within a pre-defined, relatively short holding period, which is one of the fundamental premises of the VaR metric.  Therefore, we believe it would be inappropriate to include risks related to generating plants and customer supply obligations in the calculation of VaR.

•      Since we have excluded risks related to generating plants and customer supply activities from the VaR calculation, inclusion of commodity derivative hedge instruments in the VaR disclosures (without the inclusion of the related risk exposures from generating plants and customer supply activities) would substantially overstate the VaR calculation, giving an inaccurate presentation of the extent to which our business is exposed to market risk.

•      We provide a separate discussion of the Economic Value at Risk (EVaR) metric that we use to estimate the sensitivity of our total portfolio economic value to changes in market prices.  As discussed on page 76 of our 2008 Combined Annual Report on Form 10-K, the EVaR measure incorporates all positions of our merchant business, including generation, customer supply, and global commodities operations.  These positions include both the physical operations that expose us to market risk (e.g., power generating plants and non-derivative transactions) as well as the hedging instruments that reduce these risks.  Thus, EVaR measures the amount of potential change in the fair values of the net market risk exposures related to accrual positions.

Based on the above, we believe that our market risk disclosures provide a transparent representation of the extent to which our businesses are exposed to market risk.  We believe that this presentation is most consistent with the nature of our business, its risks and how we manage them.  We also believe that it is in accordance with the requirements of Item 305.

Interest Rate Risk, page 76

9.     Please provide quantitative disclosure in accordance with one of the three disclosure alternatives set forth under Item 305(a) of Regulation S-K regarding the interest rate risk you face or advise why you are not required to do so.

Response:

Item 305(a) of Regulation S-K allows for a tabular presentation of information related to market risk sensitive instruments as a disclosure alternative.  This disclosure alternative requires presentation of the fair values of the market risk sensitive instruments and contract terms sufficient to determine future cash flows from those instruments, categorized by expected maturity dates.

We are exposed to changes in interest rates as a result of financing through our issuance of variable-rate and fixed-rate debt and certain related interest rate swaps.  We provide tabular disclosure for our variable and fixed rate debt by contractual maturity date and include the fair value of these debt instruments as of the reporting period and the average interest rate for both variable and fixed rate debt by contractual maturity date.  This tabular disclosure can be found on page 76 of our 2008 Combined Annual Report on Form 10-K.

Notes to Consolidated Financial Statements, page 92

Note 12 Commitments, Guarantees, and Contingencies, page 138

Environmental Matters, page 139

68th Street Dump, page 139

10.  We note your statement that you will not know the clean-up costs for this site until the investigation of the site is closer to completion.  Please discuss the current status of the investigation and when you expect the investigation to be completed.

Response:

The investigation on the 68th Street dump site is on-going and is currently scheduled to be completed by the end of the first quarter of 2010.  The completed investigation will provide a range of remediation alternatives to the EPA, and they are expected to select one of the alternatives by September 2010.

In future filings, we will include additional disclosure about the status of the 68th Street dump site investigation as described above.

Items 9A and 9A(T). Controls and Procedures, page 157

11.  We note your indication that the principal executive officers and principal financial officers of both Constellation Energy and BGE have evaluated the effectiveness of the disclosure controls and procedures.  Please confirm to us that they evaluated the effectiveness of the disclosure controls and procedures of the respective company in which they serve as officers.  Also, please revise your disclosure in the future accordingly.

Response:

We confirm that the principal executive officer and principal financial officer of Constellation Energy each have evaluated the effectiveness of the disclosure controls and procedures of Constellation Energy.  We also confirm that the principal executive officer and principal financial officer of Baltimore Gas and Electric Company each have evaluated the effectiveness of the disclosure controls and procedures of Baltimore Gas and Electric Company.

In future filings, assuming the continued effectiveness of our disclosure controls and procedures, we will provide the following disclosure for the “Evaluation of Disclosure Controls and Procedures” section of Item 9A and 9A(T) of Form 10-K and Item 4 and 4(T) of Form 10-Q,  Controls and Procedures:

Evaluation of Disclosure Controls and Procedures

The principal executive officer and principal financial officer of Constellation Energy have each evaluated the effectiveness of the disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of [will insert appropriate evaluation date] (the “Evaluation Date”).  Based on such evaluation, such officers have concluded that, as of the Evaluation Date, Constellation Energy’s disclosure controls and procedures are effective.

The principal executive officer and principal financial officer of Baltimore Gas and Electric Company have each evaluated the effectiveness of the disclosure controls and procedures as of the Evaluation Date.  Based on such evaluation, such officers have concluded that, as of the Evaluation Date, Baltimore Gas and Electric Company’s disclosure controls and procedures are effective.

Also, please see our response to Staff comment number 20 for additional revisions we will make to our disclosure controls and procedures disclosure.

Exhibits

12.  Exhibit 4(h) in your exhibit index refers to a Form of Junior Subordinated Debenture filed with a Form S-3 dated August 5, 2003 filed by Baltimore Gas and Electric.  However, we were unable to locate Exhibit 4(h) when reviewing the referenced S-3.  Please advise.  Also, Exhibit 4(o) refers to Exhibit 4.2 in a Form 8-K filed on July 5, 2007 by Baltimore Gas and Electric.  The text of Exhibit 4.2 refers to an “exhibit A-1 through A-3,” but we were unable to locate these exhibits.  Please re-file a complete copy of Exhibit 4.2 with your next periodic report.  Please confirm your understanding in this regard.

Response:

With respect to Exhibit 4(h) to our 2008 Combined Annual Report on Form 10-K, the Form of Junior Subordinated Debenture should be incorporated by reference to Exhibit 4(e) to the Form S-3 dated August 5, 2003, and not Exhibit 4(h) to that Form S-3.  Exhibit 4(e) to the Form S-3 is a Second Supplemental Indenture to BGE’s Subordinated Indenture, and includes the Form of Junior Subordinated Debenture.  We will incorporate by reference to the correct exhibit in the exhibit index contained in our next periodic report.

Exhibit 4.2 to BGE’s Form 8-K filed on July 5, 2007 is a Series Supplement establishing the terms of BGE’s Series A Rate Stabilization Bonds.  Exhibits A-1 through A-3 referenced in Exhibit 4.2 are forms of rate stabilization bonds.  The form of rate stabilization bond was filed as exhibit A to the Rate Stabilization Bond Indenture that was filed as Exhibit 4.1 to the Form 8-K filed on July 5, 2007 and incorporated by reference into our 2008 Combined Annual Report on Form 10-K as Exhibit 4(n).  Nonetheless, in response to the staff’s comment, we will re-file a complete copy of Exhibit 4.2 to the Form 8-K filed on July 5, 2007, containing Exhibits A-1 through A-3, with our next periodic report.

13.  Please file complete copies of material agreements, including all exhibits, schedules and attachments.  See Item 601(b)(10) of Regulation S-K.  For example, we note that you have not provided the schedules and exhibits to the following exhibits:

•      Form of CENG Operating Agreement, Agreement designated as Exhibit No. 10.1 to the Current Report on Form 8-K dated December 17, 2008;

•      Stock Purchase Agreement, dated as of December 17, 2008, by and among Constellation Energy Group, Inc., EDF Development, Inc. and Electricite de France International, S.A. (Designated as Exhibit No. 10.2 to the Current Report on Form 8-K dated December 17, 2008;

•      Investor Rights Agreement, dated as of December 17, 2008, by and between Constellation Energy Group, Inc. and EDF Development, Inc. designated as Exhibit No. 10.3 to the Current Report on Form 8-K dated December 17, 2008;

•      Second Amended and Restated Credit Agreement, dated as of December 17, 2008, among Constellation Energy Group, Inc., the Lenders named therein, Wachovia Bank, National Association, as Administrative Agent, LC Bank, Swingline Lender and Collateral Agent designated as Exhibit No. 10.6 to the Current Report on Form 8-K dated December 17, 2008.

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementary, there is not a similar provision in Item 601(b)(10) of Regulation S-K.  Please review your material agreements, and re-file complete, agreements with your next periodic report.  Please confirm your understanding in this regard.

Response:

We will review our material agreements and, to the extent required, re-file complete copies, with all exhibits, schedules and attachments with our next periodic report.  In this regard, we note that each of the exhibits to the Stock Purchase Agreement, dated as of December 17, 2008, by and among Constellation Energy Group, Inc., EDF Development, Inc. and Electricite de France International, S.A. are filed as exhibits to our periodic reports as set forth below and respectfully submit that refiling such exhibits is not warranted as they would provide no additional material information to investors.

•      Form of 10% Senior Notes – included in the Articles Supplementary to the Charter of Constellation Energy as of December 17, 2008, which was filed as Exhibit 3.1 to the Form 8-K dated December 17, 2008 and incorporated by reference into our 2008 Combined Annual Report on Form 10-K as Exhibit 3(a)

•      Amended and Restated Investor Agreement – filed as Exhibit 10.7 to the Form 8-K dated December 17, 2008 and incorporated by reference into our 2008 Combined Annual Report on Form 10-K as Exhibit 10(z)

•      Investor Rights Agreement – filed as Exhibit 10.3 to the Form 8-K dated December 17, 2008 and incorporated by reference into our 2008 Combined Annual Report on Form 10-K as Exhibit 10(x)

•      Master Agreement – filed as Exhibit 2.1 to the Form 8-K dated December 17, 2008 and incorporated by reference into our 2008 Combined Annual Report on Form 10-K as Exhibit 2(d)

•      Articles Supplementary – as referenced in the first bullet, filed as Exhibit 3.1 to the Form 8-K dated December 17, 2008 and incorporated by reference into our 2008 Combined Annual Report on Form 10-K as Exhibit 3(a)

In addition, we note that all schedules and exhibits to the Second Amended and Restated Credit Agreement, dated as of December 17, 2008, among Constellation Energy Group, Inc., the Lenders named therein, and Wachovia Bank, National Association, as Administrative Agent, LC Bank, Swingline Lender and Collateral Agent, are contained in the agreement filed as Exhibit 10.6 to the Form 8-K dated December 17, 2008.

Further, a revised form of CENG Operating agreement, containing all exhibits, has been filed as Exhibit 10.1 to our Form 8-K dated September 22, 2009 and will be incorporated by reference into our Combined Quarterly Report on Form 10-Q for the quarter ending September 30, 2009.

Finally, we note that we have not filed the enclosures referenced in the offer letter between Constellation Energy and Henry B. Barron, Jr. and the offer letter between Constellation Energy and Brenda Boultwood (Exhibits 10(d) and 10(f), respectively, to the Combined Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).  These enclosures are incidental internal corporate policies and benefit plan descriptions provided to new employees and, as such, are not material to an investor’s understanding of the offer letters and do not need to be included with the offer letter exhibits.  We also note that to the extent such enclosures relate to a material compensatory or benefit plan or arrangement, such plan or arrangement has been filed previously as a separate exhibit.

14.  Also, Exhibit 10(p) refers to an Exhibit No. 10(d) in Baltimore Gas and Electric’s Form 10-Q filed of the quarter ended June 30, 2004.  However, we are unable to locate an Exhibit 10(d) in that filing.  Please advise.

Response:

Exhibit 10(p) to our 2008 Combined Annual Report on Form 10-K should be incorporated by reference to Exhibit 10(a), and not Exhibit 10(d), to our Combined Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.  We will incorporate by reference to the correct exhibit in the exhibit index contained in our next periodic report.

Definitive Proxy Statement on Schedule 14A

Stock Ownership, page 18

15.  We are unable to locate the Securities Authorized for Issuance Under Equity Compensation Plans table required by Item 201(d) of Regulation S-K.  Please provide the disclosure required under Item 201(d) of Regulation S-K or advise why you are not required to do so.

Response:

We are required to provide the disclosures required under Item 201(d) of Regulation S-K.  We provide these disclosures under Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters under the heading “Equity Compensation and Plan Information” each year in our Form 10-K.  For instance, please see the disclosure beginning on page 158 of our 2008 Combined Annual Report on Form 10-K.

Executive and Director Compensation, page 21

Compensation Discussion and Analysis, page 21

16.  Please discuss any policies you have regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which payments are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment.  Please see Item 402(b)(2)(viii) of Regulation S-K.

Response:

Constellation Energy does not currently have a policy regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which the payments are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment.   We have not disclosed the absence of such a policy as we do not believe it is material to an investor’s understanding of our compensation practices and disclosures.  In this regard, we note that the items listed in Item 402(b)(2) of Regulation S-K are examples of items that may be included in a company’s compensation discussion and analysis and that a discussion of each item is not necessarily required by Item 402(b)(2).

Grants of Plan Based Awards, page 40

17.  We note your statement in footnote three that the target amount payable to Mayo A. Shattuck III was not determinable and, therefore, the table reflects that no 2008 Executive Annual Incentive Plan award was paid.  Please discuss why the target amount was not determinable.

Response:

The target amount payable to Mayo A. Shattuck III under the 2008 Executive Annual Incentive Plan was not determinable because the Compensation Committee did not establish a target annual incentive opportunity for Mr. Shattuck.  The factors that the Committee considered in determining the amount of the annual incentive payout for Mr. Shattuck in 2008 are disclosed in the Compensation Discussion and Analysis (CD&A) on pages 23 and 28 of the 2009 Proxy Statement.  In the footnotes to the Grant of Plan-Based Awards table in future Proxy Statements, we will clarify, to the extent appropriate, that a target annual incentive amount was not established and provide a cross-reference to the portion of the CD&A that addresses how Mr. Shattuck’s annual incentive is determined.

18.  We note your statement in footnote four that the threshold and maximum awards potentially payable to the named executive officers were not determinable.  Please briefly discuss why the threshold and maximum awards were not determinable.

Response:

Threshold and maximum annual incentive awards potentially payable to the named executive officers were not determinable because such levels of award opportunity are not established under the executive annual incentive program.  The factors that the Committee considered in determining the amount of the annual incentive payout for the named executive officers in 2008 are disclosed in the CD&A beginning on page 28 of the 2009 Proxy Statement.  In the footnotes to the Grant of Plan-Based Awards table in future Proxy Statements, we will clarify, to the extent appropriate, that threshold and maximum annual incentive amounts were not established and provide a cross-reference to the portion of the CD&A that addresses how the named executive officers’ annual incentive awards are determined.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2.  Management’s Discussion, page 44

Management’s Discussion and Analysis of Financial Condition and Results…. page 44

Financial Condition, page 63

Collateral, page 67

19.  We note that as of June 30, 2009 that a credit ratings downgrade to below investment grade would result in additional collateral obligations of $1.5 billion. Please discuss the impact that this additional collateral obligation would have on your liquidity, especially your credit lines, and your operations, including what affect, if any, that the payment would have on the financial ratios that you must maintain as part of your various credit agreements.  Also, please discuss what actions you may need to take in order to satisfy the additional collateral obligations.

Response:

As noted on page 66 of our Combined Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, we had net available liquidity of $5.0 billion at June 30, 2009 that would be accessible to satisfy any collateral obligations (both cash or letters of credit) associated with a credit rating downgrade. The impact of posting $1.5 billion in downgrade collateral in the form of cash or letters of credit on our financial ratios within our various credit agreements would depend on the ultimate source of the funds. If we were to use existing cash balances or the EDF put option(1) to fund the cash portion of the obligation, this would not impact our financial ratios associated with our covenants. However, if we were to issue long-term debt or utilize our credit facilities to fund this amount, this would become part of the debt to capital calculation under our covenants. The impact on our covenant calculation if we issued debt is difficult to predict due to the various circumstances(2) that could occur prior to any such downgrade. In the event that we

(1)   As discussed in Note 8 on page 128 of our 2008 Combined Annual Report on Form 10-K, as part of our Investment Agreement with EDF we have the ability to sell to EDF certain non-nuclear generation assets at pre-agreed upon prices for aggregate proceeds not to exceed $1.4 billion after-tax.

(2)   For example, in the event that a downgrade below investment grade occurs after the close of the pending EDF transaction, the gain resulting from the transaction, as discussed on page 104 of our 2008 Combined Annual Report on Form 10-K, would significantly increase our equity balance.  This increase in equity would have the effect of substantially improving our debt to capital ratio and thus the impact of issuing debt to fund a downgrade collateral obligation would have a less significant impact on the ratio.

(Continued...)

were to no longer comply with the covenants in our credit agreements, this noncompliance could result in the acceleration of the maturity of the borrowings outstanding and preclude us from issuing letters of credit under these facilities.

In our future periodic filings we will include the following additional disclosure in the section discussing our available sources of funding:

The impact of a credit ratings downgrade on our financial ratios associated with our credit facility covenants would depend on our financial condition at the time of such a downgrade and on the source of funds used to satisfy the incremental collateral obligation.  If we were to use existing cash balances or exercise the put option with EDF to fund the cash portion of any additional collateral obligations resulting from a credit ratings downgrade, we would not expect a material impact on our financial ratios.  However, if we were to issue long-term debt or use our credit facilities to fund any additional cash collateral obligations, our financial ratios could be materially affected.  Failure by Constellation Energy, or BGE, to comply with our financial ratio covenants could result in the acceleration of the maturity of the borrowings outstanding and preclude us from issuing letters of credit under these facilities.

In addition, we include a risk factor on page 19 of our 2008 Combined Annual Report on Form 10-K that discusses the implications of a downgrade in our credit ratings, including the fact that such an action could negatively affect our ability to access capital and/or operate our wholesale and retail competitive supply business. Finally, we highlight the same concepts again on page 67 of our 2008 Combined Annual Report on Form 10-K when we begin our discussion on credit ratings. The key items highlighted in these sections are the following:

•      If any of our credit ratings were to be downgraded, especially below investment grade, our ability to raise capital on favorable terms, including in the commercial paper markets, if available, could be hindered, and our borrowing costs would increase, and

•      The business prospects of our wholesale and retail competitive supply businesses, which in many cases rely on the creditworthiness of Constellation Energy, would be negatively impacted.

Items 4 and 4(T).  Controls and Procedures, page 66

20.  We note your statement that “[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.”  In future filings, please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  We note a similar statement in your Form 10-Q for the fiscal quarter ended June 30, 2009.  In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.  Please confirm your understanding in this regard.

Response:

We confirm our understanding and will add a sentence to our disclosure in Items 4 and 4(T), Controls and Procedures, in our future filings to indicate that the disclosure controls and procedures of Constellation Energy and Baltimore Gas and Electric Company are designed to provide reasonable assurance that the objectives of that control system are met.

In addition, taking into account the revisions to the disclosure set forth in our response to Staff comment number 11, and assuming the continued effectiveness of our disclosure controls and procedures, we will revise the disclosure in the “Evaluation of Disclosure Controls and Procedures” section of Items 9A and 9(T) of Form 10-K and Items 4 and 4(T) of Form 10-Q, Controls and Procedures, in our future periodic reports as follows:

Evaluation of Disclosure Controls and Procedures

The principal executive officer and principal financial officer of Constellation Energy have each evaluated the effectiveness of the disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of [will insert appropriate evaluation date] (the “Evaluation Date”).  Based on such evaluation, such officers have concluded that, as of the Evaluation Date, Constellation Energy’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed in the reports that Constellation Energy files and submits under the Exchange Act is recorded, processed, summarized and reported when required and is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

The principal executive officer and principal financial officer of Baltimore Gas and Electric Company have each evaluated the effectiveness of the disclosure controls and procedures as of the Evaluation Date.  Based on such evaluation, such officers have concluded that, as of the Evaluation Date, Baltimore Gas and Electric Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed in the reports that Baltimore Gas and

Electric Company files and submits under the Exchange Act is recorded, processed, summarized and reported when required and is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

*     *     *     *     *

In connection with our responses to your letter, Constellation Energy Group, Inc. and Baltimore Gas and Electric Company acknowledge that:

•      the companies are responsible for the adequacy and accuracy of the disclosure in its filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please feel free to contact Sean Klein, Senior Counsel (410-470-5718) or me if you have any questions.

Sincerely,

/s/ Jonathan W. Thayer
Jonathan W. Thayer

cc:	M. A. Shattuck III
K. W. DeFontes, Jr.
K. W. Hadlock
S. J. Klein